UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Index

1.	Summary of 2025 First Quarter Business Report
2.	Exhibit 99.1 Woori Financial Group Review Report for 2025 1Q (Consolidated)
3.	Exhibit 99.2 Woori Financial Group Review Report for 2025 1Q (Separate)

Summary of 2025 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

II.	Business Overview

1.	Results of Operations

(units: billions of Won)

Type	2025 1Q	2024	2023
Operating income	869	4,255	3,499
Non-operating income (expense)	(5)	(32)	18
Income before income tax	865	4,223	3,517
Income tax expense (-)	210	1,051	891
Net income	655	3,171	2,627
Controlling Interest	617	3,086	2,506
Non-controlling Interest	38	85	121

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Classification	Funding Source	2025 1Q			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	357,995,782	2.65	68.98	351,584,810	2.88	69.89	324,824,465	2.83	68.98
	Borrowings	27,376,303	3.63	5.27	28,000,803	4.09	5.57	28,052,983	4.02	5.96
	Debentures	47,579,915	3.82	9.17	43,989,333	4.00	8.74	42,458,653	3.55	9.02
	Others	50,353,073	—	9.70	44,591,752	—	8.86	42,829,998	—	9.09
	Total Liabilities	483,305,073	—	93.12	468,166,698	—	93.06	438,166,099	—	93.05

	Total Equity	35,709,136	—	6.88	34,913,425	—	6.94	32,708,219	—	6.95

	Total Liabilities & Equity	519,014,209	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Type	Managed Item	2025 1Q			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	18,050,171	3.21	3.48	18,441,851	3.38	3.67	16,692,268	3.26	3.54
	Marketable securities	79,387,517	4.07	15.30	76,997,821	3.53	15.31	75,522,522	3.61	16.04
	Loans	366,916,440	4.69	70.69	360,802,414	4.93	71.72	334,205,508	5.08	70.98
	Loans in local currency	314,248,802	4.39	60.55	309,771,603	4.65	61.58	287,312,990	4.84	61.02
	Loans in foreign currency	36,402,846	6.06	7.01	34,224,957	6.58	6.80	31,215,114	6.64	6.63
	Guarantee payments	9,679	0.89	0.00	11,571	1.96	0.00	14,567	2.28	—
	Credit card receivables	12,266,157	7.97	2.36	12,224,048	7.33	2.43	11,215,186	6.85	2.38
	Foreign bills bought	3,988,956	5.55	0.77	4,570,235	5.58	0.91	4,447,651	5.33	0.95
	Bad debt expense in local currency	3,434,159	—	0.66	3,198,795	—	0.65	2,609,403	—	0.55
	Others	58,094,240	—	11.19	50,036,832	—	9.95	47,063,423	—	9.99

	Total Assets	519,014,209	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)

Type	2025 1Q	2024	2023
Equity capital (A)	36,725	36,928	34,756
Risk weighted assets (B)	233,512	235,100	219,792
BIS(Capital adequacy) ratio (A/B)	15.73	15.71	15.81

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	2025 1Q figures are preliminary and are subject to change
Note 3)	Based on K-IFRS consolidated financial statements and Basel III standards

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, %)

Name of Company		Type	2025 1Q	2024	2023
Woori Bank Note 2)	BIS capital adequacy ratio Note 1)	Equity capital (A)	309,353	304,302	282,379
		Risk weighted assets (B)	1,905,393	1,920,087	1,760,737
		Capital adequacy ratio (A/B)	16.24	15.85	16.04
Woori Card Note 3)		Adjusted capital ratio	18.35	17.70	16.03
		Tangible common equity ratio	12.71	12.37	10.97
Woori Financial Capital Note 3)		Adjusted capital ratio	15.13	15.09	14.35
		Tangible common equity ratio	12.20	11.83	11.48
Woori Investment Securities Note 4)		Net capital ratio	1,362.94	2,098.64	—
		Debt-to-asset ratio	117.76	119.41	—
Woori Asset Trust Note 5)		Operating capital ratio	4,416.31	4,057.29	1,284.26
Woori Asset Management Note 3)		Minimum operating capital ratio	704.93	739.31	650.26
Woori Venture Partners Note 6)		Tangible common equity ratio	95.73	95.70	90.82
Woori Savings Bank Note 7)		BIS capital adequacy ratio Note 1)	17.01	16.37	13.21
Woori Private Equity Asset Management Note 3)		Minimum operating capital ratio	8,077.19	8,161.97	8,618.79

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2025 1Q figures are estimates only and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management, Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their respective K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Securities (established in August 2024) are calculated as follows:
-

Net capital ratio: (net operating capital – total risk amount)/required maintenance capital x 100 // based on the applicable standards for business reports submitted to the Financial Supervisory Service

-	Debt-to-asset ratio: (actual assets)/(actual liability) x 100 // based on K-IFRS separate financial statements
Note 5)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.)/(total risk amount) x 100 // based on K-IFRS separate financial statements
Note 6)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

	2025 1Q			2024			2023
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio

Woori Financial Group Note 1)	2,004,121	549,647	364.6	353,835	10,905	3,244.7	111,895	8,155	1,372.1
Woori Card Note 2)	8,657,485	2,862,498	302.4	8,722,587	2,785,182	313.2	9,119,265	2,454,480	371.5
Woori Financial Capital Note 2)	1,911,070	1,213,578	157.5	1,850,758	1,317,695	140.5	1,919,083	1,245,067	154.1
Woori Investment Securities Note 2)	5,156,806	2,532,263	203.6	4,982,461	2,660,153	187.3	4,032,290	1,926,080	209.4
Woori Asset Trust Note 2)	230,728	7,943	2,904.9	258,758	9,311	2,779.2	171,860	18,555	926.2
Woori Savings Bank Note 2), Note 3)	325,799	260,411	125.1	344,437	216,143	159.4	434,495	231,003	188.1
Woori Venture Partners Note 2)	125,093	6,350	1,969.9	136,198	6,877	1,980.4	103,367	7,210	1,433.6
Woori Private Equity Asset Management Note 2)	21,200	3,100	683.9	16,011	2,912	549.8	27,506	2,396	1,147.8

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

Type	2025 1Q			2024			2023
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Securities Note 1)	3,330	1,085	306.84	2,581	2,146	120.24	9,450	7,362	128.36

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios (LCR)

(units: %)

Name of Company	Type	2025 1Q	2024	2023
Woori Bank	Liquidity coverage ratio Note 1)	108.56	104.79	101.26
	Foreign currency liquidity coverage ratio Note 2)	167.96	184.29	162.75
	Ratio of business purpose premises and equipment	9.70	9.95	10.20

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)
-	The applicable LCR requirements were 100%, 97.5% and 95% as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively
Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)
-	The applicable foreign currency LCR requirement was 80% for all periods after 2022.
Note 3)	The applicable periods for LCR and foreign currency LCR are: 1Q 2025, 4Q 2024, and 4Q 2023

c.	Profitability Ratios Note1), Note2)

					(units: %)

Type	2025 1Q		2024		2023
	ROA	ROE	ROA	ROE	ROA	ROE

Woori Financial Group
Including non-controlling interests	0.49	7.72	0.61	9.60	0.54	8.65
Excluding non-controlling interests	0.47	7.27	0.60	9.34	0.52	8.25

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter
Note 2)	On an annualized basis, based on the applicable standards for business reports submitted to the Financial Supervisory Service.

d.	Asset Quality

Group Asset Quality

(units: billions of Won, %)

Type	2025 1Q	2024	2023

Total loans	386,061	390,066	365,780
Substandard and below loans	2,647	2,211	1,357
Substandard and below loans ratio	0.69	0.57	0.37
Non-Performing Loans (“NPL”)	2,012	1,786	1,299
NPL ratio	0.52	0.46	0.36
Substandard and below coverage ratio (A/B)	132.7	153.0	220.1
Loan loss reserve (A)	3,513	3,382	2,986
Substandard and below loans (B)	2,647	2,211	1,357

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies Note1)

(units: %)

Type	2025 1Q			2024			2023
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio

Woori Bank	0.32	0.24	188.4	0.23	0.19	247.44	0.18	0.17	320.84
Woori Card	1.39	—	105.13	1.07	—	105.46	0.97	—	104.92
Woori Financial Capital	2.26	—	110.24	1.91	—	134.18	2.37	—	113.21
Woori Investment Securities Note 3)	10.14	—	64.58	7.29	—	84.37	0.55	—	578.29
Woori Asset Trust	78.83	—	—	77.68	—	—	32.11	—	—
Woori Savings Bank Note 2)	8.95	—	75.97	9.82	—	77.43	3.53	—	101.66

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP
Note 3)	Numbers for 2023 reflect those of Woori Investment Bank. Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)		(units: millions of Won)

Classification	2025 1Q	2024	2023

ASSETS
Cash and cash equivalents	25,607,511	27,281,123	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”)	23,861,998	25,202,672	21,544,756
Financial assets at fair value through other comprehensive income	43,011,641	43,797,745	37,891,495
Securities at amortized cost	19,064,424	19,203,177	23,996,172
Loans and other financial assets at amortized cost	409,496,153	398,471,816	373,148,148
Investments in joint ventures and associates	1,748,778	1,748,810	1,795,370
Investment properties	459,539	450,788	472,768
Premises and equipment	3,358,169	3,370,585	3,176,759
Intangible assets and goodwill	1,097,934	1,091,402	996,842
Assets held for sale	74,123	73,989	20,345
Net defined benefit asset	2,236	146,109	240,260
Current tax assets	57,146	61,613	203,542
Deferred tax assets	34,648	72,937	93,366
Derivative assets (designated for hedging)	182,420	175,191	26,708
Other assets	4,639,544	4,605,363	3,841,787

Total assets	532,696,264	525,753,320	498,004,936

LIABILITIES
Financial liabilities at FVTPL	8,504,791	9,896,597	6,138,313
Deposits due to customers	368,475,940	366,821,156	357,784,297
Borrowings	30,378,783	30,117,031	30,986,746
Debentures	46,952,728	48,207,103	41,239,245
Provisions	612,004	611,428	806,031
Net defined benefit liability	39,940	5,424	6,939
Current tax liabilities	260,508	127,126	103,655
Deferred tax liabilities	775,165	858,822	470,311
Derivative liabilities (designated for hedging)	85,618	102,815	153,007
Other financial liabilities	40,260,070	32,314,051	26,115,005
Other liabilities	827,715	796,498	803,897

Total liabilities	497,173,262	489,858,051	464,607,446

EQUITY
Owners’ equity:	33,727,777	34,096,836	31,666,881
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,411,343	3,810,435	3,611,129
Capital surplus	934,100	934,100	935,563
Other equity	(1,402,861)	(1,400,885)	(1,668,957)
Retained earnings	26,982,519	26,950,510	24,986,470
Non-controlling interests	1,795,225	1,798,433	1,730,609

Total equity	35,523,002	35,895,269	33,397,490

Total liabilities and equity	532,696,264	525,753,320	498,004,936

Number of Consolidated Subsidiaries (excluding holding company)	183	188	179

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(units: millions of Won, except per share amounts)

Classification	2025 1Q	2024 1Q	2024	2023

Operating income	869,263	1,150,689	4,255,190	3,499,029
Net interest income	2,251,991	2,198,203	8,886,336	8,742,540
Net fees and commissions income	511,434	502,931	2,086,170	1,720,481
Dividend income	69,824	66,782	310,320	240,293
Net gain or loss on financial instruments at FVTPL	202,368	515,607	1,492,783	488,486
Net gain or loss on financial assets at FVTOCI	33,257	20,476	96,620	(37,641)
Net gain or loss arising on financial assets at amortized cost	19,805	46,119	286,885	203,942
Impairment losses due to credit loss	(435,501)	(366,512)	(1,716,295)	(1,894,916)
General and administrative expenses	(1,306,172)	(1,031,667)	(4,468,973)	(4,443,433)
Other net operating expenses	(477,743)	(801,250)	(2,718,656)	(1,520,723)
Non-operating income (expense)	(4,668)	(6,732)	(32,343)	18,424
Net income before income tax expense	864,595	1,143,957	4,222,847	3,517,453
Income tax expense	(210,039)	(305,046)	(1,051,378)	(890,559)
Net income	654,556	838,911	3,171,469	2,626,894
Net income attributable to owners	616,691	824,001	3,085,995	2,506,296
Net income attributable to the non-controlling interests	37,865	14,910	85,474	120,598
Other comprehensive income (loss), net of tax	(32,223)	(3,812)	382,719	663,537
Items that will not be reclassified to profit or loss	(86,879)	(75,240)	(200,341)	122,334
Items that may be reclassified to profit or loss	54,656	71,428	583,060	541,203

Total comprehensive income	622,333	835,099	3,554,188	3,290,431

Comprehensive income attributable to the owners	588,070	816,769	3,454,620	3,164,464
Comprehensive income attributable to non-controlling interests	34,263	18,330	99,568	125,967
Net income per share:
Basic and diluted income per share (in Korean Won)	781	1,056	3,950	3,230

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(units: millions of Won)

Classification	2025 1Q	2024	2023
ASSETS
Cash and cash equivalents	2,109,858	1,185,912	289,507
Financial assets at fair value through other comprehensive income	557,168	553,518	539,709
Loans and other financial assets at amortized cost	751,521	204,431	1,104,815
Investments in subsidiaries	24,206,017	24,206,017	23,670,476
Premises and equipment	4,986	5,304	6,609
Intangible assets	3,406	3,308	4,052
Net defined benefit asset	—	1,378	3,941
Current tax assets	33,120	33,120	158,951
Deferred tax assets	2,414	4,379	7,478
Other assets	155,732	155,670	484

Total assets	27,824,222	26,353,037	25,786,022

LIABILITIES
Debentures	2,437,184	2,037,567	1,587,659
Provisions	1,855	1,252	1,227
Net defined benefit liability	823	—	—
Current tax liabilities	216,679	84,701	32,125
Other financial liabilities	570,225	76,382	163,621
Other liabilities	2,156	404	392

Total liabilities	3,228,922	2,200,306	1,785,024

EQUITY
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,411,133	3,810,225	3,610,953
Capital surplus	8,120,236	11,120,236	11,120,236
Other equity	(23,556)	(1,189)	(7,871)
Retained Earnings	9,284,811	5,420,783	5,475,004

Total equity	24,595,300	24,152,731	24,000,998

Total liabilities and equity	27,824,222	26,353,037	25,786,022

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(units: millions of Won, except per share amounts)

Classification	2025 1Q	2024 1Q	2024	2023
Operating income	1,397,416	1,168,850	1,123,301	1,424,670
Net interest expense	(8,203)	1,319	2,128	27,495
Interest income	8,610	12,635	51,778	64,592
Interest expense	(16,813)	(11,316)	(49,650)	(37,097)
Net fees and commissions loss	(4,781)	(3,845)	(20,319)	(20,097)
Fees and commissions income	459	407	1,625	1,625
Fees and commissions expense	(5,240)	(4,252)	(21,944)	(21,722)
Dividend income	1,429,225	1,189,333	1,208,522	1,482,956
Net gain (loss) on financial instruments at FVTPL	—	—	—	2,023
Provisions for impairment losses due to credit loss	(404)	(460)	608	(348)
General and administrative expenses	(18,421)	(17,497)	(67,638)	(67,359)
Non-operating income (expense)	(6)	(18)	(147)	(1,043)
Net income before income tax expense	1,397,410	1,168,832	1,123,154	1,423,627
Income tax income (expense)	(1,345)	(1,043)	178	881
Net income	1,396,065	1,167,789	1,123,332	1,424,508
Other comprehensive income (loss), net of tax	1,726	(567)	9,138	18,916
Items that will not be reclassified to profit or loss	1,726	(567)	9,138	18,916
Net gain (loss) on valuation of equity securities at FVTOCI	2,686	119	10,164	19,789
Remeasurement of the net defined benefit liability	(960)	(686)	(1,026)	(873)

Total comprehensive income	1,397,791	1,167,222	1,132,470	1,443,424

Net income per share:
Basic and diluted income per share (in Korean Won)	1,828	1,510	1,296	1,754

3.	Dividend Information

Items		2025 1Q	2024	2023

Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		616,691	3,085,995	2,506,296
Earnings per share (Won)		781	3,950	3,230
Total cash dividends (Millions of Won)		147,428	891,045	747,302
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		23.91	28.87	29.82
Cash dividend yield (%)	Common Shares	1.2	6.9	6.7
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	200	1,200	1,000
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)	The dividends for the first quarter of 2025 KRW 147,428 million (KRW 200 per share). The dividends for the first quarter of 2025 were determined through a board resolution on April 25, 2025.
Note 2)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 per share) for the first quarter, KRW 133,657 million (KRW 180 per share) for the second quarter, and KRW 133,657 million (KRW 180 per share) for the third quarter

Note 3)	The dividends for FY2023 include interim dividends of KRW 130,748 million (KRW 180 per share) for the second quarter, and KRW 135,341 million (KRW 180 per share) for the third quarter
Note 4)

The cash dividend yield for the first quarter of 2025 is calculated as the percentage of cash dividend per share to the arithmetic average price formed in the stock market during the week starting from the trading day before the date the dividend amount is determined. The percentage is rounded to the first decimal place.

Note 5)

The cash dividend yields for FY2023 and FY2024 are calculated as the percentage of cash dividend per share to the arithmetic average price formed in the stock market during the week, starting from two trading days before the record date. The percentage is rounded to the first decimal place.

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2025 1Q	2024	2023
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.
Note 3)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2025 1Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,065 million	10,009 hours	KRW 215 million	1,342 hours
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,937 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2025 1Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2025)	KRW 2,028 million
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2025 1Q	April 9, 2025	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2025 ~ June 1, 2026	KRW 76 million
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million

Note 1)	Fee excludes VAT

V. Corporate Governance

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2025	(units: shares, %)

			Shares Held				Notes
Name	Relation	Type	Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	44,474,301	5.99	43,132,460	5.81	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	19,106,955	2.57	17,659,784	2.38	—
Total		Common	63,581,256	8.56	60,792,244	8.19	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of March 31, 2025	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and 1 other	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

2.	Stock Price and Stock Market Performance

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

VII. Directors and Employee Information

1.	Directors and Executives

As of March 31, 2025

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 1)
Independent Director	Registered	Choon-Soo Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Young-Hoon Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Kang-Haeng Lee	7,000	March 26, 2025	Note 2)
Independent Director	Registered	Yeong-Seop Rhee	—	March 26, 2025	Note 2)
Independent Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Independent Director	Registered	Sun-Young Park	—	March 26, 2024	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022	December 31, 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Jang-Keun Park	2,000	December 8, 2023	March 6, 2027
Deputy President	Non-Registered	Jung-Soo Lee	6,890	December 8, 2023	December 31, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2026
Deputy President	Non-Registered	Hyeon Gi Jeon	948	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Jung Sup Lee	—	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Je Seong Park	5,250	December 16, 2024	December 31, 2026

Note 1)	The terms of Standing Director Jong-Yong Yim and Independent Directors In-Sub Yoon, Eun-Ju Lee, and Sunyoung Park : Until the end of the annual general meeting of shareholders for FY2025.
Note 2)	The terms of Independent Directors Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee: Until the end of the annual general meeting of shareholders for FY2026.
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 4)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

VIII. Internal Controls

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 15, 2025	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President